FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2009
20 March 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

Exhibit No 1.     Press release of British Sky  Broadcasting  Group plc announcing BSkyB response to Court of Appeal released on  20 March, 2009

BSkyB response to Court of Appeal

The Court of Appeal has granted permission to appeal the Competition Appeal Tribunal’s decision in respect of the Group’s investment in ITV plc.

A hearing will be scheduled by the Court of Appeal in due course.

The Group welcomes the decision.

End

Enquiries:

Analysts/Investors:
Robert Kingston                       Tel: 020 7705 3726
Press:
Robert Fraser                          Tel: 020 7705 3036
Stephen Gaynor                      Tel: 020 7705 3446

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 20 March, 2009                                                                                                   By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary